

Paul Hudson • 3rd+

Chief Executive Officer at Sanofi

2h •

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Yesterday we announced that Sanofi has entered into an agreement to acquire Blueprint Medicines, building on our long-standing commitment to deliver breakthrough medicines to the rare disease community and furthering our ambition to be the world's leading immunology company.

Acquiring Blueprint Medicines would complement the important work we are doing as an R&D-driven company, adding novel, small molecule therapies with first and best-in class-potential to Sanofi's advanced and early-stage pipeline.

I look forward to the potential of welcoming the exceptional Blueprint Medicines team as we continue our work to transform the practice of medicine by advancing scientific discoveries that improve people's lives.

You can learn more here: https://lnkd.in/eT8DZCdP



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Sanofi to acquire Blueprint Medicines, expanding portfolio in rare immunological disease and adding early-stage pipeline in immunology